Exhibit 24.2

RESOLUTION

WHEREAS, The Board, at its regularly scheduled meeting held on December 9, 2010, authorized the registration and sale of up to $2,000,000,000 of securities (the “Prior Authority”); and

WHEREAS, The Company has issued under the Prior Authority securities in an aggregate amount of $1,300,000,000, and $700,000,000 remains unissued under that authority; and

WHEREAS, The Board desires to authorize the registration and sale of an additional $1,800,000,000, on the same terms and conditions as set forth in the Prior Authorization; now, therefore,

RESOLVED, That the Prior Authority is revised to permit the Company to issue up to $2,500,000,000 in securities from and after the date of this meeting; and further

RESOLVED, That except as modified hereby, the Prior Authority remains in full force and effect.